P.E. 12/31/01

02016691

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
FEB 2 2 2002
080

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2001

Hemosol Inc.
(Translation of registrant's name into English)

2 Meridian Road, Toronto Ontario, M9W 4Z7, Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ___ Form 40-F ✓

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ___ No ✓

PROCESSED
MAR 0 1 2002
THOMSON
FINANCIAL

C:\WINDOWS\TEMP\C.DATA.NOTES_5LC01.DOC

The following are included in this Report on Form 6-K:

1. Media Release dated December 10, 2001.

Media Release

Hemosol Inc.
2 Meridian Avenue
Toronto, ON M9W 4Z7

For Immediate Release

Hemolink™ Delivers Significant Amount of Oxygen to Tissues

Results Presented at The American Society of Hematologists (ASH) Annual Meeting

ORLANDO, FL, December 10, 2001 – The oxygen-carrying characteristics of Hemolink™ (hemoglobin raffimer) are similar to those of fresh blood, concluded researchers today who were presented at the 43rd Annual Meeting and Exposition of the American Society of Hematology (ASH). Hemolink™ (hemoglobin raffimer), classified as part of a new class called oxygen therapeutics, is a highly purified natural protein developed by Hemosol Inc. (NASDAQ: HMSL, TSE: HML).

"Based on our findings, it would appear that Hemolink™ delivers a significant amount of oxygen to tissues as compared to normal blood," said C. David Mazer, MD, Medical Director of Cardiovascular Intensive Care at St. Michael's Hospital in Toronto and Professor of Anesthesiology at the University of Toronto. "This study confirms what has been demonstrated *in vivo,* that the deoxygenated Hemolink can act as an oxygen therapeutic by travelling through the lungs and picking up oxygen to distribute to the body's tissues."

The Findings

The study, "Oxygen Carrying Characteristics of Hemolink™, a Deoxygenated Human Hemoglobin Based Oxygen Carrier (HBOC)," was conducted *in vitro*, using a cardiopulmonary bypass circuit, a device used during cardiac surgery to regulate blood and oxygen flow. The circuit gave the experiment the desired clinical conditions, while allowing researchers to control the amount of oxygen in the solution. The circuit was primed with either the deoxygenated form of Hemolink™ mixed with human plasma, or diluted, anticoagulated fresh whole human blood. As the mixture flowed through the circuit, samples were taken anaerobically at various intervals and analyzed for blood gases and hemoglobin content. Researchers found no oxygen carrying characteristic difference between the oxygenated and deoxygenated cycles of Hemolink™, which is the same result seen with whole human blood. The speed by which Hemolink™ retrieved and delivered oxygen was fast and appeared to coincide with the normal blood process.

"This study is further confirmation of Hemolink's ability to retrieve oxygen in the lungs and immediately, efficiently and safely deliver it to the body's organs to treat acute anemia. This is further evidence of the promise of Hemolink," said Michael Shannon, M.A., M.Sc., M.D., Vice President, Medical Sciences at Hemosol.

The study was conducted by St. Michael's Hospital and the University of Toronto and underwritten through an unrestricted educational grant from Hemosol Inc.

POSTER PRESENTATION

Date:	Monday, December 10, 2001 10:00am - 6:30pm
Title:	Oxygen Carrying Characteristics of Hemolink™, a Deoxygenated Human Hemoglobin Based Oxygen Carrier (HBOC)
Poster:	David Mazer, Biao Dai, Joshua Landy, Zhilan Wang (Introduction by David Bell of Hemosol)
Location:	Hall C, Poster Board Number 261

Hemolink™ is Hemosol's proprietary oxygen therapeutic, designed to sustain life by providing immediate and safe oxygen delivery to vital organs and tissues to improve outcomes in patients undergoing cardiac, orthopedic and other surgeries and chemotherapy.

About Hemosol Inc.

Hemosol is a near-term, commercial-stage biopharmaceutical company focused initially on developing life-sustaining therapies for the treatment of acute anemia resulting from hemoglobin deficiencies. Hemosol has a broad range of products in development, including its flagship product Hemolink™, a highly-purified, human derived hemoglobin replacement therapeutic designed to rapidly and safely improve oxygen delivery to the circulatory system. Hemolink™ is currently being evaluated in late-stage clinical trials. The Company also is developing hemoglobin-based therapeutic products to treat diseases such as hepatitis C and cancers of the liver, as well as cell therapy for possible use to treat cancer, HIV and auto-immune diseases.

For more information visit Hemosol's website at www.hemosol.com.

Hemosol Inc's common shares are listed on The Nasdaq Stock Market under the trading symbol "HMSL" and on the Toronto Stock Exchange under the trading symbol "HML".

Contact:

Jason Hogan
Investor Relations
416 361 1331
800 789 3419
416 815 0080 fax
ir@hemosol.com
www.hemosol.com

Shari Beagelman
Media Relations
973 781 0200 ext. 20
917 626 7071 mobile
sbeagelman@hemosol.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HEMOSOL INC.

Date: February 19, 2002

By: [signature]
Name: Lee D. Hartwell
Title: Chief Financial Officer and Vice-President Corporate Development